UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-51095
CUSIP NUMBER 972091102
(Check One): ☐Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 1l-K ☒Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form 10-QN-CSR

For Period Ended:  June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I - REGISTRANT INFORMATION
Wilson Brothers USA, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
1072 U.S. Highway 175
Address of Principal Executive Office (Street and Number)
Kaufman, Texas 75142
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to financial constraints, Wilson Brothers USA, Inc. (the “Company”) was unable to fulfill its obligations regarding outstanding fees owed to its independent accountant for the audit of its financial statements for the year ending December 31, 2003. Therefore, the Company’s independent accountant was unable to commence its audit of the Company’s financial statements. On March 25, 2005, the Company satisfied its payment obligations with its independent accountant and its independent accountant began its audit. As of August 14, 2006, the Company’s independent accountant has been unable to complete its audit and render its opinion for the year ended December 31, 2004.

The Company is working diligently with its independent accountant to finalize its financial statements and complete the 2004 audit. Once the Company and the independent accountant finalize the financial statements for the year ending December 31, 2004 and the Company files the annual report on Form 10-KSB for the year ending December 31, 2004 with the Securities and Exchange Commission, the Company soon thereafter will file the Company’s quarterly reports on Form 10-QSB for the periods ending March 31, 2005, June 30, 2005 and September 30, 2005, the Company’s annual report on Form 10-KSB for the period ending December 31, 2005 and the Company’s quarterly reports on Form 10-QSB for the periods ending March 31, 2006 and June 30, 2006.

While the Company is not at this time able to provide an expected date for filing its quarterly reports on Form 10-QSB and the annual reports on Form 10-KSB, the Company intends to file them as soon as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James R. Emmons	(972)	962-5484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒No
Annual Report on Form 10-KSB for the year ended December 31, 2004;
Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2005;
Quarterly Report on Form 10-QSB for the Quarter ended June 30, 2005;
Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2005;
Annual Report on Form 10-KSB for the year ended December 31, 2005;
Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2006 and
Quarterly Report on From 10-QSB for the Quarter ended June 30, 2006
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wilson Brothers USA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2006	By:	/s/ James R. Emmons
James R. Emmons
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).